2485 Augustine Drive
Santa Clara, California
95054
Tel: 408-749-4000
www.amd.com
August 10, 2020

VIA EDGAR

Ms. Mindy Hooker
Ms. Anne McConnell
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Advanced Micro Devices, Inc.
        Form 10-K for the fiscal year ended December 28, 2019
        Filed February 4, 2020
        File No. 1-07882

Dear Ms. Hooker and Ms. McConnell:

We are writing in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”), dated July 20, 2020, to Mr. Devinder Kumar, Chief Financial Officer of Advanced Micro Devices, Inc. (the “Company”), related to the Company’s Form 10-K for the fiscal year ended December 28, 2019 (the “Form 10-K”). For your convenience, the Staff’s comments are reproduced below in bold and italics, followed by the Company’s responses.

Form 10-K for the fiscal year ended December 28, 2019
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 35

1.Please enhance your critical accounting estimate disclosures to more fully address the following:

•We note you establish provisions for rights of return and price protection on unsold products held by distributors and we note certain OEMs may be entitled to rights of return and rebates under OEM agreements. Explain the material assumptions you used to estimate these provisions, quantify the impact these assumptions had during each period, and discuss the impact potential changes in these assumptions could have on future results. Your disclosures should consider addressing any material differences between assumptions related to distributors and OEMs.
Response:

In response to the Staff’s comment, and based on our consideration of SEC Financial Release No. 72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations

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(FRR-72) with respect to the disclosure of critical accounting estimates, including factors we considered to arrive at the estimates, how accurate the estimates have been in the past, how much the estimates have changed in the past, and whether the estimates are reasonably likely to change in the future, we advise the Staff that revenue contracts with our customers include variable amounts which we evaluate under ASC 606-10-32-8 through 14 in order to determine the net amount of consideration to which we are entitled and which we recognize as revenue. We determine the net amount of consideration to which we are entitled by estimating the most likely amount of consideration we expect to receive from the customer after adjustments to the contract price for rights of return and rebates provided to our OEM customers and rights of return, rebates and price protection on unsold merchandise provided to our distributor customers.

We base our determination of necessary adjustments to the contract price by reference to actual historical activity and experience, including actual historical returns, rebates and credits issued to OEM and distributor customers adjusted, as applicable, for known events and/or current economic conditions. Overall our estimates of adjustments to contract price due to variable consideration under our contracts with OEM and distributor customers, based on our assumptions and include adjustments, if any, for known events, have been materially consistent with actual results; however, these estimates are subject to management’s judgment and actual provisions could be different from our estimates and current provisions, resulting in future adjustments to our revenue and operating results.

We propose updating our critical accounting estimates disclosures for revenue allowances by describing the material assumptions used to estimate variable consideration and differences in assumptions between distributor and OEM customers, prospectively, in both our Form 10-K for the fiscal year ending December 26, 2020 (“2020 10-K”), as well as in our Form 10-Q for our third fiscal quarter ending September 26, 2020 (“Q3 10-Q”), which are marked to show changes against the disclosures included in our Form 10-K for the fiscal year ended December 28, 2019 (“2019 10-K”), as follows:

Proposed Updates to Critical Accounting Estimates Disclosures

~~Revenue recognition. We recognize revenue upon the shipment of the product to our distributors (sell-in), rather than upon the resale of the product by our distributors to their customers (sell-through). Accordingly, we have established provisions for rights of return and price protection on unsold product held by our distributors.~~

Revenue Allowances. ~~We record a provision for estimated sales returns and allowances on product sales for estimated future price reductions and other customer incentives in the same period that the related revenues are recorded. We base these estimates on actual historical sales returns, historical allowances, historical price reductions, market activity and other known or anticipated trends and factors.~~ Revenue contracts with our customers include variable amounts which we evaluate under ASC 606-10-32-8 through 14 in order to determine the net amount of consideration to which we are entitled and which we recognize as revenue. We determine the net amount of consideration to which we are entitled by estimating the most likely amount of consideration we expect to receive from the customer after adjustments to the contract price for rights of return and rebates to our OEM customers and rights of return, rebates and price protection on unsold merchandise to our distributor customers.

We base our determination of necessary adjustments to the contract price by reference to actual historical activity and experience, including actual historical returns, rebates and credits issued to OEM and distributor customers adjusted, as applicable, to include adjustments, if any, for known events or current economic conditions, or both.

Our estimates of necessary adjustments for distributor price incentives and price protection on unsold products held by distributors are based on actual historical incentives provided to distributor customers and known future price movements based on our internal and external market data analysis.

Our estimates of necessary adjustments for OEM price incentives utilize, in addition to known pricing agreements, actual historical rebate attainment rates and estimates of future OEM rebate program attainment based on internal and external market data analysis.

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We also provide limited product return rights to certain OEMs and to most distribution customers. These return rights are generally limited to a contractual percentage of the customer’s prior quarter shipments, although, from time to time we may approve additional product returns beyond the contractual arrangements based on the applicable facts and circumstances. In order to estimate adjustments to revenue to account for these returns, including product restocking rights provided to distributor and OEM customers, we utilize relevant, trended actual historical product return rate information gathered, adjusted for actual known information or events, as applicable.

Overall our estimates of adjustments to contract price due to variable consideration under our contracts with OEM and distributor customers, based on our assumptions and include adjustments, if any, for known events, have been materially consistent with actual results; however, these estimates are subject to management’s judgment and actual provisions could be different from our estimates and current provisions, resulting in future adjustments to our revenue and operating results.
•We note your disclosures related to inventory valuation. Explain the material assumptions you used to estimate reserves, quantify the impact these assumptions had during each period, and discuss the impact potential changes in these assumptions could have on future results.

Response:

We value inventory at standard cost, adjusted to approximate the lower of actual cost or estimated net realizable value using assumptions about future demand and market conditions, which can be unique to each product and are based on specific facts and circumstances. The impact from applying the assumptions in calculating inventory carrying value adjustments was immaterial during each of three fiscal years ending December 28, 2019.

We propose updating our critical accounting estimates disclosures for inventory valuation to further explain the material assumptions used to estimate inventory reserves, prospectively, in both our 2020 10-K, as well as in our Q3 10-Q, which are marked to show changes against the disclosures in our 2019 10-K, as follows:

Proposed Updates to Critical Accounting Estimates Disclosures

Inventory Valuation. ~~At each balance sheet date, we evaluate our ending inventories for excess quantities and obsolescence based on projected sales outlook. This evaluation includes analysis of historical sales levels by product and projections of future demand. These projections assist us in determining the carrying value of our inventory. In addition, we write off inventories that we consider obsolete. We adjust the remaining specific inventory balances~~ We value inventory at standard cost, adjusted to approximate the lower of ~~our~~ actual cost or estimated net realizable value~~. Among other factors, management considers recent historical activity as well as anticipated or forecasted demand, estimates of future selling prices, competitiveness of product offerings,~~  using assumptions about future demand and market ~~and industry~~ conditions. Material assumptions we use to estimate necessary inventory carrying value adjustments can be unique to each product and are based on specific facts and circumstances. In determining product excess or obsolescence reserves, we consider assumptions such as changes in business and economic conditions, other-than-temporary decreases in demand for our products, and changes in technology or customer requirements. ~~and product life cycles when~~ In determining ~~excess, obsolescence and~~ the lower of cost or net realizable value ~~in relation to the inventory on hand.~~ reserves, we consider assumptions such as recent historical sales activity and selling prices, as well as estimates of future selling prices. If, in any period, we anticipate a change in assumptions such as future demand or market conditions to be less favorable than our previous estimates, additional inventory write-downs may be required and would be reflected in cost of sales ~~in the period the revision is made~~, ~~This would have a negative impact on our gross margin~~ resulting in a negative impact to our gross margin in that period. If, in any period, we are able to sell inventories that ~~were not valued or that~~ had been written down to a level below the ultimate realized selling price in a previous period, related revenue would be recorded ~~without any~~ with a lower or no offsetting charge to cost of sales, resulting in a net benefit to our gross margin in that period.

The impact from applying the above assumptions in calculating inventory carrying value adjustments was immaterial during each of three fiscal years ending December 28, 2019.

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•We note your disclosures related to income taxes. Explain the specific facts and circumstances that resulted in you concluding recovery of deferred tax assets is not more likely than not and discuss the potential facts and circumstances that may change that conclusion.

Response:

In response to the Staff’s comment regarding enhancing our critical accounting estimates disclosures for income taxes, we provide the following background on how we assess the recovery of deferred tax assets, explain how we arrived at the conclusion that recovery was not more-likely-than-not at fiscal year end 2019, and describe what facts and circumstances might change that conclusion.

In determining the need to establish or maintain a valuation allowance, we considered the four sources of taxable income by jurisdiction listed in ASC 740-10-30-18 that may be available to realize the deferred tax assets: (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carryforwards; (iii) carryback of net operating losses to prior years; and (iv) tax planning strategies. In evaluating our sources of taxable income, we determined that we have no ability to carryback net operating losses to prior years nor any tax planning strategies to realize the deferred tax assets. We also considered the limited opportunities for the reversal of our temporary differences or deferred tax liabilities and concluded they would be insufficient to realize the deferred tax assets. The remaining source of taxable income to recognize the deferred tax assets is based on our estimated future taxable income through objectively verifiable forecasts of future income.

We evaluated the recoverability of our deferred tax assets for fiscal year end 2019 based on estimated future taxable income and concluded that the recovery of the deferred tax assets was not more-likely-than-not, as the negative evidence outweighed the positive evidence. We have a history of generating periods of substantial losses. Our recent three-year period of modest profitability was preceded by six years of substantial losses. Given the magnitude of our tax attributes, our position in the highly competitive semiconductor industry and our underlying history of uncertainty for sustained product performance, market acceptance and the resulting financial impact, we determined that we had insufficient positive evidence. We currently have positive momentum with our new products, and we are building high-performance computing leadership. However, given our historical experience, additional market success and a higher level of confidence in related profits are needed to establish the sustained profitability to objectively verify our forecasts of future taxable income. As a result, we concluded that substantially all our U.S. and foreign deferred tax assets, net of deferred tax liabilities, remained subject to valuation allowances at December 28, 2019.

In the future, positive evidence could outweigh negative evidence, and we may conclude that recovery of deferred tax assets is more-likely-than-not. The growing positive evidence of our recent period of modest profits could result in sustained profitability that outweighs historical negative evidence and objectively verify our estimates of future taxable income. If our financial results continue to improve from market acceptance of our products and we continue to build high-performance computing leadership and, in addition, if we conclude that estimates of our future taxable income are objectively verifiable, our assessment of the realization of our net deferred tax assets could result in the release of some or all of the valuation allowances.

We propose updating our critical accounting estimates disclosures for income taxes to further explain the facts and circumstances impacting the recoverability of our deferred tax assets, prospectively, in both our 2020 10-K, as well as in our Q3 10-Q, which are marked to show changes against the disclosures in our 2019 10-K, as follows:

Proposed Updates to Critical Accounting Estimates Disclosures

Income Taxes. In determining taxable income for financial statement reporting purposes, we must make certain estimates and judgments. These estimates and judgments are applied in the calculation of certain tax liabilities and in the determination of the recoverability of deferred tax assets which arise from temporary differences between the recognition of assets and liabilities for tax and financial statement reporting purposes.

We must assess the likelihood that we will be able to recover our deferred tax assets. Unless recovery is considered more-likely-than-not (a probability level of more than 50%), we will record a charge to income tax expense in the

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form of a valuation allowance for the deferred tax assets that we estimate will not ultimately be recoverable or maintain the valuation allowance recorded in prior periods. ~~In determining the need to establish or maintain a valuation allowance, we consider multiple factors including past performance, the reversal of deferred tax liabilities, tax planning strategies, and future expected taxable income.~~ When considering all available evidence, if we ~~it is~~ determine~~d~~ we can more-likely-than-not realize our deferred tax assets, we will reverse some or all of the existing valuation allowance, which would result in a credit to income tax expense and the establishment of an asset in the period of reversal.

In determining the need to establish or maintain a valuation allowance, we considered the four sources of jurisdictional taxable income: (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carryforwards; (iii) carryback of net operating losses to prior years; and (iv) tax planning strategies. Given the lack of available taxable income from three of the other sources, our determination of taxable income sufficient to realize our deferred tax assets is based on estimated future taxable income. The incremental recognition of deferred tax assets is based upon estimated future taxable income through objectively verifiable forecasts of future income. The highly competitive landscape and cyclical nature of the semiconductor industry makes it difficult to create an objectively verifiable forecast for those companies not in a dominant position and, as a result, sustained profitability is difficult to forecast.

We regularly evaluate the realizability of our net deferred tax assets. We have a history of generating periods of substantial losses. Our recent three-year period of modest profitability was preceded by six years of substantial losses. Given the magnitude of our tax attributes, our position in the highly competitive semiconductor industry dominated by two larger competitors, the cyclical nature of the industry, and our underlying history of uncertainty for sustained product performance, market acceptance and the resulting financial impact, we do not have objectively verifiable forecasts. We are developing and have released new products with large market potential in areas such as server processors, mobile processors, and game consoles. We currently have positive momentum with our new consumer and commercial product offerings. We are building high-performance computing leadership. However, given our historical earnings patterns, additional market success and a higher level of confidence in related profits are needed to establish the sustained profitability to objectively verify our forecasts of future taxable income. As a result, substantially all our U.S. and foreign deferred tax assets, net of deferred tax liabilities, are subject to valuation allowances.

Our sustained profitability is dependent on the continued positive momentum of our consumer and commercial products including our newly released mobile processors, greater market acceptance for our server products, the successful adoption of our new game console products, and our continued development of high-performance computing products leadership. In assessing the realizability of the deferred tax assets, we will continue to monitor the highly dynamic and competitive landscape of our industry, the continued performance and market acceptance of our new products, and the impact of such market acceptance on profitability. If our financial results continue to improve and we conclude that estimates of our future taxable income are objectively verifiable, our assessment of the realization of our net deferred tax assets could result in the release of some or all of the valuation allowances.

In addition, the calculation of our tax liabilities involves ~~dealing with~~ addressing uncertainties in the application of complex tax rules and the potential for future adjustment of our uncertain tax positions by the Internal Revenue Service or other taxing authorities. If our estimates of these taxes are greater or less than actual results, an additional tax benefit or charge will result. We recognize the interest and penalties related to unrecognized tax benefits as interest expense and income tax expense, respectively.

Liquidity and Capital Resources
Operating Activities, page 38

2.Please quantify and discuss the reasons for material fluctuations in working capital components, including the reasons for increases in accounts receivable, inventories, prepaid expenses and other assets, and accounts payable, accrued liabilities and other. In this regard, we note your reference to higher cash collections; however, we note accounts receivable have increased at a substantially higher rate than revenue. We also note your reference to the timing of accounts payable payments with no explanation why the timing

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changed. Please enhance your disclosures to discuss the reasons for material variations in working capital components.

Response:

In our discussion of cash used from operating activities, we explained the significant period-to-period changes within the context of the primary cash inflows and outflows of our business and the impact to working capital. Our working capital cash inflows and outflows from operations are primarily cash collections from our customers, payments for inventory purchases and payments for employee-related expenditures.

We had higher cash collections in 2019 compared to 2018 because our revenue grew significantly from 2018 to 2019. Accounts receivable in 2019 increased at a higher rate than the increase in 2019 revenue compared to 2018 revenue, as a result of higher revenue in the fourth quarter of 2019 compared to the fourth quarter of 2018. Our fourth quarter revenue was $2.1 billion and $1.4 billion in 2019 and 2018, respectively, representing an approximate 50% increase in revenue and commensurate with the approximate 50% increase in accounts receivable from 2018 to 2019.

The increase in accounts payable in 2019 compared to 2018 was primarily driven by the increase in inventory purchases in the fourth quarter of 2019 as compared to the fourth quarter of 2018. The increase in accounts payable in 2018 compared to 2017 was driven by timing of accounts payable payments, due in part to more inventory purchases late in the fourth quarter of 2018 compared to the fourth quarter of 2017.

We propose enhancing our Liquidity and Capital Resources Operating Activities disclosures to further quantify and discuss the reasons for material fluctuations in working capital components, prospectively, in both our 2020 10-K, as well as in our Q3 10-Q, which are marked to show changes against the disclosures in our 2019 10-K, as follows:

Proposed Updates to Liquidity and Capital Resources Operating Activities Disclosures

Operating Activities

~~Net cash provided by operating activities was $493 million in 2019 compared to net cash provided by operating activities of $34 million in 2018. The increase in net cash provided by operating activities was primarily due to changes in working capital, largely driven by higher cash collections, partially offset by timing of accounts payable payments and higher wafer purchases and payroll.~~

Our working capital cash inflows and outflows from operations are primarily cash collections from our customers, payments for inventory purchases and payments for employee-related expenditures.

Net cash provided by operating activities was $493 million in 2019, primarily due to our net income of $341 million, adjusted for non-cash and non-operating charges of $694 million and net cash outflows of $542 million from changes in our operating assets and liabilities. The primary drivers of the changes in operating assets and liabilities included a $623 million increase in account receivable driven primarily by $708 million higher revenue during the fourth quarter of 2019 compared to the fourth quarter of 2018, a $137 million increase in inventories driven by an increase in wafer purchases during the fourth quarter of 2019 compared to the fourth quarter of 2018, and a $176 million increase in prepaid expenses and other assets due primarily to an increase in vendor credits and other non-current assets, partially offset by a $373 million increase in accounts payable, accrued liabilities and other driven by an increase in inventory purchases and accrued marketing due to higher revenue during the fourth quarter of 2019 compared to the fourth quarter of 2018.

Net cash provided by operating activities was $34 million in 2018, primarily due to our net income of $337 million, adjusted for non-cash and non-operating charges of $424 million and net cash outflows of $727 million from changes in our operating assets and liabilities. The primary drivers of the changes in operating assets and liabilities included a $806 million increase in accounts receivable driven primarily by slower customer collections, higher unbilled receivables and higher revenue late in the fourth quarter of 2018 compared to the fourth quarter of 2017,

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and a $151 million increase in inventories driven by an increase in product build, partially offset by a $293 million increase in accounts payable, accrued liabilities and other driven by timing of accounts payable payments, due in part to more inventory purchases late in the fourth quarter of 2018 compared to the fourth quarter of 2017, and an increase in accrued marketing.

Consolidated Financial Statements
Consolidated Balance Sheets, page 45

3.Please provide roll-forwards of activity in your valuation and qualifying accounts in the notes to the financial statements or in the schedule required by Rule 12-09 of Regulation S-X.
Response:

We previously disclosed in Part IV, Item 15, 1. Financial Statements section of our 2019 10-K, the following:

“All schedules have been omitted because the required information is not present or is not present in amounts sufficient to require submission of the schedules or because the information required is included in the Consolidated Financial Statements or related notes.”

For each of the three fiscal years ended December 28, 2019, with the exception of the valuation allowance against our deferred tax assets, the amounts of our valuation allowances against our qualifying accounts were immaterial. The changes in the valuation allowance for our deferred tax assets for each of the three fiscal years ended December 28, 2019, was separately disclosed in the notes to the consolidated financial statements, on a net basis.

To the extent material, we will include the roll-forwards of activity in our valuation and qualifying accounts, on a prospective basis, in the respective notes to our consolidated financial statements in our 2020 10-K. Currently, our material valuation and qualifying account is the valuation allowance against our deferred tax assets, and as such, we propose to include the valuation allowance roll-forwards, on a gross basis, in the income tax notes to our consolidated financial statements in our 2020 10-K. If the valuation amounts against our other qualifying accounts are immaterial, we will include a statement noting such in the respective notes to our consolidated financial statements in our 2020 10-K.

We will also revise the statement in Part IV, Item 15, 1. Financial Statements section of our 2020 10-K to state that all schedules have been omitted because the information is not required, is not applicable, or is included in the notes to the Consolidated Financial Statements.

We propose disclosing the roll-forward of our valuation allowance for deferred tax assets, prospectively, in the notes to our 2020 10-K and updating Part IV, Item 15. Exhibits, Financial Statement Schedules, 1. Financial Statements section of our 2020 10-K, which are marked to show changes against the disclosures in our 2019 10-K, as follows:

Proposed Updates to Notes to Financial Statements - Income Taxes and to Part IV of Form 10-K

Page 69 of the Company’s 2019 10-K, insert in Note 14: Income Taxes, after the table reflecting the components of deferred tax assets and liabilities, the below roll-forward:

The movement in the deferred tax valuation allowance is as follows:

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Year Ended (In Millions)	Balance at beginning of year	Charges (reductions) to expenses/other accounts*	Net (deductions) recoveries+	Balance at end of year

December 28, 2019	$ 2,580	$ (61)	$ 224	$ 2,743
December 29, 2018	$ 2,621	$ (59)	$ 18	$ 2,580
December 30, 2017	$ 3,526	$ (16)	$ (889)	$ 2,621

* Amounts recorded against other accounts are not material
+ The 2019 net recoveries were primarily related to net originating deferred tax assets and newly generated tax credits
The 2017 net deductions were primarily related to the reduction in the income tax rate due to US tax reform, partially offset by net originating deferred tax assets and newly generated tax credits.

Page 84, Part IV, Item 15, 1. Financial Statements of the Company’s 2019 10-K:

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

1. Financial Statements

The financial statements of AMD are set forth in Item 8 of this Annual Report on Form 10-K.

All schedules have been omitted because the ~~required~~ information is not ~~present or is not present in amounts sufficient to require submission of the schedules or because the information~~  required, is not applicable, or is included in the Notes to the Consolidated Financial Statements ~~or related notes~~.

Notes to Consolidated Financial Statements
NOTE 2: Summary of Significant Accounting Policies
Revenue Recognition, page 49

4. Please enhance your revenue recognition disclosures to more fully address the following:
•Describe your contracts and whether they include multiple elements or single products and services.
•Explain how you determine each performance obligation and, if applicable, how you estimate standalone selling prices.
•Address whether estimates for variable consideration are constrained.
•Regarding revenue for custom products, explain why recognizing revenue over time based on the value of the inventory and expected margin is the most appropriate method.
•Regarding revenue for licensing agreements, explain the nature of the arrangements that are used to determine whether revenue is recognized over time or at a point in time.
Please refer to ASC 606-10-50.

Response:

In response to the Staff’s comment, we advise that revenue under contracts with customers is recognized when the customer obtains control of the promised goods or services, and is recognized in an amount that reflects the consideration that we expect to receive in exchange for those promised goods or services. Our microprocessors (CPUs), chipsets, graphics processing units (GPUs), data center and professional graphics products, accelerated processing units (APUs), server and embedded processors, and System-on-Chip (SoC) products may be sold as standard non-custom products, or custom products manufactured to the particular customer’s specifications. We also

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provide custom product development services and, on occasion, license portions of our intellectual property (IP) portfolio.

More specifically, in response to the Staff’s comments, we provide the information below:

•Describe your contracts and whether they include multiple elements or single products and services.

We derive substantially all of our revenue from the sale of our custom or non-custom products under contracts with customers, representing a single performance obligation. From time to time, we may enter into arrangements with customers that combine the provision of development services and transfer of a license to use our functional IP. Generally, the license is not considered distinct and it is combined with the development services as a single performance obligation as the customer can only benefit from the license in conjunction with the related services. We may also enter into arrangements with customers that solely involve the licensing of our functional IP. Generally, there are no performance obligations beyond transferring the designated license to our functional IP.

•Explain how you determine each performance obligation and, if applicable, how you estimate standalone selling prices.

As noted above, substantially all of our revenue contracts with customers include single performance obligations and, accordingly, we are not required to estimate standalone selling prices.

•Address whether estimates for variable consideration are constrained.

We estimate variable consideration in accordance with the guidance under ASC 606-10-32-11 through 14. Our revenue recognition disclosures and revenue allowances critical accounting estimates describe our process for estimating variable consideration and constraints of variable consideration have not been material.

•Regarding revenue for custom products, explain why recognizing revenue over time based on the value of the inventory and expected margin is the most appropriate method.

Revenue from the manufacture of custom products associated with our Enterprise, Embedded, and Semi-Custom segment (semi-custom products), sold under non-cancellable purchases orders, for which we have an enforceable right to payment, and which have no alternative use at contract inception, is recognized over the time of production of the products. We utilize an input method (cost incurred plus estimated margin), previously referred to as “value of the inventory and expected margin,” to determine the amount of revenue to recognize for products still in the manufacturing process at the end of each reporting period. We believe this cost-based input method is the most appropriate manner to measure the satisfaction of our performance obligations to the customer because the effort and costs incurred most faithfully depict our performance in transferring control of promised goods or services to the customer, that is, the satisfaction of our performance obligation.

•Regarding revenue for licensing agreements, explain the nature of the arrangements that are used to determine whether revenue is recognized over time or at a point in time.

As noted above, we may enter into arrangements with customers that combine the provision of development services and a license to the right to use our functional IP. Generally, the license is not considered distinct and it is combined with the development services as a single performance obligation and recognized over time as the customer can only benefit from the license in conjunction with the related services. We may also enter into arrangements with customers that solely involve the licensing of our functional IP. Generally, there are no performance obligations beyond transferring the designated license to our IP and, therefore, we recognize the related revenue at a point in time.

We propose updating our Summary of Significant Accounting Policies disclosures for revenue recognition by enhancing the description of the criteria discussed above, prospectively, in both our 2020 10-K, as well as in our Q3 10-Q, which are marked to show changes against the disclosures in our 2019 10-K, as follows:

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Proposed Updates to Summary of Significant Accounting Policies Disclosures

Revenue Recognition. Revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. Sales, value-added, and other taxes collected concurrently with the provision of goods or services are excluded from revenue. Shipping and handling costs associated with product sales are included in cost of sales.

Nature of products and services

The Company’s microprocessors (CPUs), chipsets, graphics processing unites (GPUs), data center and professional graphics products, accelerated processing units (APUs), server and embedded processors, and System-on-Chip (SoC) products may be sold as standard non-custom products, or custom products manufactured to customers’ specifications. The Company also provides development services and licenses portions of its intellectual property (IP) portfolio. Substantially all the Company’s revenue is derived from product sales, representing a single performance obligation.

Non-custom products: The Company transfers control and recognizes revenue when non-custom products are shipped to customers, which includes original equipment manufacturers (OEM) and distributors, in accordance with the shipping terms of the sale. Non-custom products arrangements generally comprise a single performance obligation. Certain OEMs may be entitled to rights of return and rebates under OEM agreements. The Company also sells to distributors under terms allowing the majority of distributors certain rights of return and price protection on unsold merchandise held by them. The Company estimates the amount of variable consideration under OEM and distributor arrangements and, accordingly, records a provision for product returns, allowances for price protection and rebates based on actual historical experience and any known events.

The Company offers incentive programs to certain customers, including cooperative advertising, marketing promotions, volume-based incentives, and special pricing arrangements. Where funds provided for such programs can be estimated, the Company recognizes a reduction to revenue at the time the related revenue is recognized; otherwise, the Company recognizes such reduction to revenue at the later of when: i) the related revenue transaction occurs; or ii) the program is offered. For transactions where the Company reimburses a customer for a portion of the customer’s cost to perform specific product advertising or marketing and promotional activities, such amounts are recognized as a reduction to revenue unless they qualify for expense recognition.

Constraints of variable consideration have not been material.

Custom products: Custom products which are associated with the Company’s Enterprise, Embedded, and Semi-Custom segment (semi-custom products), sold under non-cancellable purchases orders, for which the Company has an enforceable right to payment, and which have no alternative use to the Company at contract inception, are recognized as revenue~~, based on the value of the inventory and expected margin,~~ over the time of production of the products by the Company. The Company utilizes an input method (cost incurred plus estimated margin) to determine the amount of revenue to recognize for in-process, but incomplete, customer orders at a reporting date. The Company believes that a cost-based input method is the most appropriate manner to measure how the Company satisfies its performance obligations to customers because the effort and costs incurred best depicts the Company’s performance in transferring control of goods or services promised to its customers (that is, the satisfaction of the Company’s performance obligation).

Sales of semi-custom products are not subject to a right of return. Custom products arrangements involve a single performance obligation. There are no variable consideration estimates associated with custom products.

Development and intellectual property licensing agreements: From time to time, the Company may enter into arrangements with customers that combine the provision of development services and a license to the right to use the IP. These arrangements are deemed to be single or multiple performance obligations based upon the nature of the arrangements. Revenue is recognized upon the transfer of control, over time or at a point in time, depending on the

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nature of the arrangements. The Company evaluates whether the licensing component is distinct. A licensing component is distinct if it is both (i) capable of being distinct and (ii) distinct in the context of the arrangement. If the license is not distinct it is combined with the development services as a single performance obligation and recognized over time. If the license is distinct, revenue is recognized at a point in time when the customer has the ability to benefit from the license.

From time to time, the Company may enter into arrangements with customers that solely involve the licensing of its patents or IP. Generally, there are no performance obligations beyond transferring the designated license to the Company’s patents or IP. Accordingly, revenue is recognized at a point in time when the customer has the ability to benefit from the license.

There are no variable consideration estimates associated with either combined development and intellectual property arrangements or for standalone arrangements involving either the sale or licensing of IP.

Total revenue recognized over time associated with custom products and development services accounted for approximately 19%, 29% and 38% of the Company’s revenue in 2019, 2018 and 2017, respectively.

Customers are generally required to pay for products and services within the Company’s standard contractual terms, which are typically net 30 to 60 days. The Company has determined that it does not have significant financing components in its contracts with customers.

5.Please explain your consideration of providing additional disclosures that disaggregate revenue recognized from contracts with customers into categories that more fully depict how the nature, amount, timing and uncertainty of revenue and cash flows are effected by economic factors. For example, we note that you recognize revenue using both point in time and over time methods and that you sell products to both distributors and OEMs. We also note from your MD&A disclosures and earnings calls that revenue from certain products can substantially impact your margins and results. Please more fully explain your consideration of the provisions of ASC 606-10-50-5 and ASC 606-10-55-89 to 91.

Response:

In accordance with ASC 606-10-50-5 through 6, we considered the appropriate level of disaggregated revenue information that depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, as well as sufficient information to enable users of financial statements to understand the relationship between the disclosure of disaggregated revenue and revenue information that is disclosed for each reportable segment. Additionally, we considered the implementation guidance in ASC 606-10-55-89 through 91 including the examples of categories found in the guidance that might be appropriate, as follows:

1.Type of good or service e.g. major product lines – We derive substantially all our revenue from sales of semiconductor devices for use by our customers across a range of end-user applications. As such there is not a significant level of disparity in the nature, amount, timing, and uncertainty of revenues and cash flows associated with our revenues and accordingly no product line information is disclosed.

2.Geographical region e.g. country or region – Our business is organized around geographic regions. In accordance with our segment disclosures under ASC 280-10-50-41, we disclose revenue from external customers attributed to the United States and significant foreign countries. Our revenue by non-U.S. countries exhibits similar economic characteristics of product sold in the United States. The nature, amount, timing and uncertainty of revenues and cash flows follow the same trend of seasonality in both the United States and in foreign countries, with typically higher revenue during the third and fourth quarters, representing seasonal and holiday-related trends.

3.Market or type of customer e.g. government and nongovernment customers – Our customers are OEMs and distributors who purchase similar products and sell into similar markets utilizing our semiconductor products.

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We note that there is not a significant level of disparity in the nature, amount, timing, and uncertainty of revenues and cash flows within our categories of customers.

4.Type of contract e.g. fixed price and time-and-materials contracts – Substantially all our revenue contracts represent single performance obligation transactions and are governed by customer orders for our products. Net revenue reflects transaction prices based on our agreed selling price net of provisions for estimated product returns, price protection on unsold inventory at our distributors, rebates, discounts and other incentives. All of our contracts with customers, except for combined development and intellectual property licensing arrangements, are short term in nature. There are no other unique factors identified that would result in a variation of the nature, amount, timing and uncertainty of revenues and cash flows.

5.Contract duration e.g. short-term or long-term – Combined development and intellectual property licensing arrangements are typically of a longer term nature. All revenue associated with these contracts with customers, are also recognized over time. Refer to category 6 below which discusses our proposed update for longer term nature contracts that are recognized over time. There are no other unique factors identified that would result in a variation of the nature, amount, timing and uncertainty of revenues and cash flows.

6.Timing of transfer of goods or services e.g. point in time or over time recognition – Revenue recognized under all of our contracts with customers, with the exception of our custom-designed product revenue and combined development and intellectual property arrangements, are recognized at a point in time.

Revenue from the manufacture of custom-designed product under our customers’ non-cancellable purchases orders, for which we have an enforceable right to payment for these products, and which have no alternative use to us at contract inception, is recognized over time. In addition, combined development and intellectual property licensing arrangements and development services arrangements are typically of a longer term nature and are recognized over time.

There are no other unique factors identified that would result in a variation of the nature, amount, timing and uncertainty of revenues and cash flows.

We propose updating our Summary of Significant Accounting Policies disclosures for revenue recognition to incorporate the additional disclosure of the quantification of over time disaggregated revenue, prospectively, in both our 2020 10-K, as well as in our Q3 10-Q, which are marked to show changes against the disclosures in our 2019 10-K, as noted above in our response to comment 4.

7. Sales channels e.g. goods sold directly to consumers and goods sold through intermediaries – Our semiconductor products are sold through our OEMs and distributor customers. We do not differentiate between OEMs and distributor customers in our quarterly or annual filings or in our earnings calls as the differing sales channels exhibit similar economic characteristics of product sold to customers. In addition, our OEM and distributor customers purchase similar products and sell into similar markets utilizing our semiconductor devices. Furthermore, the nature, amount, timing and uncertainty of revenues and cash flows follow the same trend of seasonality in both the OEM and distributor channels, with typically higher revenue during the third and fourth quarters, representing seasonal and holiday-related trends.

Our chief operating decision maker reviews information based on our two reportable segments (“Segments”) in connection with evaluating our performance and making resource allocations, and our consolidated financial statement disclosures and financial disclosures in quarterly earnings releases also present revenue in line with our two Segments: 1) Computing and Graphics (“CG”) and 2) Enterprise, Embedded and Semi-custom (“EESC”). Consistent with our reportable segment disclosures in our consolidated financial statements, we generally do not make any statements with respect to more specific product revenue amounts in our prepared remarks, nor do we provide any such information in the press releases furnished as part of our quarterly earnings announcement process. On earnings calls, in certain instances, we have provided responses to specific analyst questions by referencing certain, more detailed product level information. In our MD&A disclosures and in our earnings process, we have provided explanations for period over period revenue fluctuations by citing

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certain products when they are primary drivers of changes in average selling prices, unit shipments, or margins. However, as aforementioned, more specific product revenue amounts are not presented or discussed consistently in our periodic filings or earnings calls as we believe the information currently presented provides sufficient information for users of our consolidated financial statements to understand how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Should you have any questions or comments with respect to the above, or believe that a call would be helpful in any way, please do not hesitate to contact me at (408) 749-2004 or Mr. Harry Wolin, Advanced Micro Devices, Inc. General Counsel, at (512) 602-0418.

Sincerely,

/s/Devinder Kumar

Devinder Kumar
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Harry Wolin, Advanced Micro Devices, Inc.
Darla Smith, Advanced Micro Devices, Inc.
Linda Lam, Advanced Micro Devices, Inc.
Tad J. Freese, Latham & Watkins LLP